UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For April 29, 2005



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated April 29, 2005  -  IFRS







                                                                 29 April 2005
                   2004 Preliminary IFRS Financial Statements

Bunzl plc, the international distribution and outsourcing Group, is preparing for the adoption of International Financial Reporting Standards ("IFRS") as its primary accounting basis for the year ending 31 December 2005. As part of this transition, Bunzl is presenting today its preliminary financial statements prepared in accordance with IFRS for the year ended 31 December 2004 and the six months ended 30 June 2004.

The financial statements prepared in accordance with UK Generally Accepted Accounting Principles for the year ended 31 December 2004 and the six months ended 30 June 2004 were presented on 28 February 2005 and 31 August 2004 respectively.

The key features are that:

- The impact of IFRS is not very significant on the financial results for both the year ended 31 December 2004 and the six months ended 30 June 2004

- There are no changes to cash flow or net debt

- The Group's ability to continue to pay dividends is unaffected

The primary changes arising from the restatement are:

- Non-amortisation of goodwill

- Recognition and amortisation of certain intangibles on acquisitions made on or after 1 January 2004

  Inclusion of a fair value charge in relation to employee share schemes

  Deferred taxation

- Timing of dividend recognition

For the year ended 31 December 2004 operating profit before intangible amortisation has decreased by GBP7.4m as a result of the IFRS restatement and profit before income tax has increased by GBP10.9m. Earnings per share adjusted for intangible amortisation have decreased from 34.4p to 33.5p and basic earnings per share have increased from 28.7p to 31.9p. Equity shareholders' funds have increased by GBP58.0m.

For the six months ended 30 June 2004 operating profit before intangible amortisation has decreased by GBP3.2m as a result of the IFRS restatement and profit before income tax has increased by GBP5.5m. Earnings per share adjusted for intangible amortisation have decreased from 15.4p to 15.0p and basic earnings per share have increased from 13.1p to 14.6p. Equity shareholders' funds have increased by GBP28.3m.

Full details of the impact of the IFRS restatement including KPMG Audit Plc's audit and review reports are available on the Group's website: www.bunzl.com.

Enquiries:

Bunzl plc                                               Finsbury
David Williams, Finance Director                        Roland Rudd
Tel: 020 7495 4950                                      Morgan Bone
                                                        Tel: 020 7251 3801

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC

                                              By:__/s/ Anthony Habgood
Date:  April 29, 2005
                                              Title:   Chairman